(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-32465

CUSIP NUMBER 92342Y109

For Period Ended: 10/31/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VeriFone Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

2099 Gateway Place, Suite 600 San Jose, CA 95110
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VeriFone Holdings, Inc. ("VeriFone" or the "Company") is unable to file its Annual Report on Form 10-K for the year ended October 31, 2008 within the prescribed time period without unreasonable effort and expense in light of the circumstances described below.

In the fourth quarter of its fiscal year ended October 31, 2008, the Company experienced lower revenue expectations in light of current operating performance and future operating expectations due to the uncertainty and turmoil in the global economy. As a result, in the fourth quarter of fiscal 2008, the Company recorded an estimated pre-tax charge for impairment of goodwill and related write-down to fair value of the net carrying value of intangible assets in its international segment. The Company is completing its determination of the implied fair value of the affected goodwill, including the related tax impact, for fiscal 2008. Due to the complexity of its impairment analysis, including the events and changes impacting the impairment analysis, the Company does not expect such impairment analysis to be completed within the prescribed time period for the filing of its Annual Report on Form 10-K.

Therefore, VeriFone is requesting an extension to file its Annual Report on Form 10-K in order to complete such impairment analysis. The Company anticipates that it will be able to complete its impairment analysis for fiscal 2008 and file its Annual Report on Form 10-K on or before January 14, 2009.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Albert Liu	(408) 232-7222
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VeriFone Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	12/30/2008	By	/s/ Robert Dykes
Robert Dykes Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

The disclosure set forth in Part III is incorporated by reference herein. VeriFone expects to report total revenues for the year ended October 31, 2008, of approximately $922 million compared to $903 million for the year ended October 31, 2007. Prior to the completion of the impairment analysis described above, VeriFone is unable to reasonably estimate any additional information regarding the anticipated change in results of operations from the fiscal year ended October 31, 2007. Forward-Looking Statements: This notification contains forward-looking statements that involve risks and uncertainties, including statements regarding completion of the impairment analysis related to the write-off for impairment of goodwill and intangible assets and the expected impact on the Company's financial results. In some cases, forward-looking statements can be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. These forward-looking statements involve risks and uncertainties. Risks, uncertainties and assumptions that could affect VeriFone's forward-looking statements include, among other things, completion of the impairment analysis described above and completion of VeriFone's financial statements as of, and for the fiscal year ended October 31, 2008. For a further list and description of such risks and uncertainties, see our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and our quarterly reports on Form 10-Q. VeriFone is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.